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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills	California	91367
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debasish Banerjee — (818) 657-0288 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Debasish Banerjee
Signature

FINOP
Title

(SEE ATTACHED)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24TH day of FEBRUARY, 2016, by DEBA SISH BANERJEE, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


JEFFREY E. WULKAN
COMM. # 2122196
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. SEP. 1, 2019

(Seal) Signature Jeffrey E. Wulkan

JEFFREY E. WULKAN

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Benefit Funding Services, LLC
Woodland Hills, California

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC, as of December 31, 2015 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Benefit Funding Services, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Benefit Funding Services, LLC,'s financial statements. The supplemental information is the responsibility of Benefit Funding Services, LLC,'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2016

BENEFIT FUNDING SERVICES, LLC

Statement of Financial Condition
December 31, 2015

ASSETS

Cash (Note 1)	$ 212,393
Accounts receivable	663
Other assets	4,042
Total assets	$ 217,098

LIABILITIES AND MEMBERS' EQUITY

Liabilites	
Accounts payable	$ 21,446
Total liabilities	21,446
Members' equity	195,652
Total liabilities and members' equity	$ 217,098

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Income
For the year ended December 31, 2015

Total revenues		395,275
EXPENSES:		
Commsissions	$	300,398
Professional fees		66,000
Other operating expenses		23,669
Total expenses		390,067
INCOME BEFORE INCOME TAX PROVISION		5,208
INCOME TAX PROVISION (Note 2)		
State income tax expense		1,700
NET INCOME	$	3,508

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Members' Equity
For the year ended December 31, 2015

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2015	$ 192,144		$ 192,144
Net income		3,508	3,508
Ending balance December 31, 2015	$ 192,144	$3,508	$195,652

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,508
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		3,717
Other assets		(2,609)
Increase (decrease) in:		
Accounts payable		14,851
Total adjustments		15,959
Net cash provided by operating activities		19,467
Increase in cash		19,467
Cash at beginning of year		192,926
Cash at end of year	$	212,393
Supplemental cash flow disclosures		
State Income taxes	$	1,700

The accompanying notes are an integral part of these financial statements

BENEFIT FUNDING SERVICES, LLC

Notes to Financial Statements
December 31, 2015

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL:

Benefit Funding Services, LLC (the "Company") was formed in Nevada on September 11, 1997 as a single member Limited Liability Company. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority (FINRA).

The Company receives overrides from insurance companies for arranging the sale of variable life insurance and annuity products by registered representative of retail broker-dealers.

The Company is wholly owned by New First Financial Resources, LLC (New FFR).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally excepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash consists of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

The Company recognizes fee income as earned and realized net of any charge-backs. Fees represent overrides on variable life contracts from issuers as master general agent commissions.

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a single member LLC, whereby the taxes are paid at the member level. California Franchise tax law requires tax treatment as a "C" Corporation, but imposes an LLC fee for operating within California.

Income tax expenses for year ended December 31, 2015 was $1,700.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

General

Management has reviewed subsequent events through January 29, 2016.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2012, 2013 and 2014.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value Measurement on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
-	-	-	-	-

Concentrations of credit risk

The Company is engaged in brokerage activities in which counter parties primarily include broker-dealers, insurance companies, and other financial institutions. In the event counter parties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counter party. The firm is subject to charge-backs from the cancellation of underlying variable contracts.

100% of the revenues were generated in the states of California

Note 2: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2015 the company had a net capital of $190,947 which is $185,947 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness $21,446 to net capital was 0.12 which is less than the 15 to 1 maximum ratio of a broker dealer.

Note 3: COMMITMENTS AND CONTIGENCIES

VARIABLE INSURANCE SECURITIES PRODUCTS

In April 2001, the Company entered into an amendment to its operating agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for the process of distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its net profits to its single member/owner.

INSURANCE PRODUCTS

The Company receives as a conduit/custodian on behalf of its member/owner, commissions on variable products from insurance companies. The Company then forwards these funds to its member/owner, through various broker dealer intermediaries which register such member/owners.

BENEFIT FUNDING SERVICES, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/2015	Audit 12/31/2015	Change
Members' equity, December 31, 2015	$ 195,652	$ 195,652	0
Less: Non Allowable assets:			
Accounts receivable	663	663	0
Other assets	4,042	4,042	0
Tentative net capital	190,947	190,947	0
Haircuts:	-	-	0
NET CAPITAL	190,947	190,947	0
Minimum net capital	5,000	5,000	0
Excess net capital	$185,947	$185,947	$0
Aggregate indebtedness	21,446	21,446	0
Ratio of aggregate indebtedness to net capital	0.12	0.12	

There were no reported differences between the Audit and Focus filed at December 31, 2015.

BENEFIT FUNDING SERVICES, LLC

December 31, 2015

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliat entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trust
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investme companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] 1/8/2016
Authorized Signature/Title Date

SIPC-3 2016

8-

8-050527 FINRA DEC 8/6/1998
BENEFIT FUNDING SERVICES LLC
21860 BURBANK BLVD STE 150
WOODLAND HILLS , CA 91367

Securities Investor Protection Corporatic
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership

Board of Members
Benefit Funding Services, LLC
Woodland Hills, CA

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, the Company is exempt from SIPC membership due to the fact that they engage in the sale of variable annuities and the business of insurance. A copy of Form SIPC 3 is included with this audit.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Benefit Funding Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Benefit Funding Services, LLC

By:



Debasish Banerjee, FINOP
(Name and Title)

January 29, 2016
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Benefit Funding Services, LLC
Woodland Hills, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Benefit Funding Services, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Benefit Funding Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Benefit Funding Services, LLC, stated that Benefit Funding Services, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Benefit Funding Services, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Benefit Funding Services, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2016

BENEFIT FUNDING SERVICES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2015

BENEFIT FUNDING SERVICES, LLC

Table Of Contents

	PAGE
SEC Form X-17A-5	1
Report of Independent Registered Public Accountant	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplementary Information	
Schedule I Statement of Net Capital	10
Schedule II Determination of Reserve Requirements	11
Schedule III Information Relating to Possession or Control	11
Schedule IV SIPC Form 3	12
Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership	13
Assertions Regarding Exemption Provisions	14
Report of Independent Registered Public Accountant	15